 EXHIBIT 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(the “Company”)

November 12, 2018

To:	To:
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Re: Immediate report – commencement of negotiations with subsidiaries’ employee representatives

Dear Sir or Madam,

The Company hereby provides notification that today it received notices from the subsidiaries, D.B.S Satellite Services (1998) Ltd., Pelephone Communications Ltd. and Bezeq International Ltd. (the “Subsidiaries”) regarding the commencement of negotiations with each of their employee representatives respectively, in connection with streamlining processes and organizational changes in the Subsidiaries’ operations, further to the description in Sections 1.7.2, 3.9.5, 4.8 and 5.11.3 of the update to Chapter A (Description of the Corporation’s Business Affairs) in the Company’s periodic report for 2017, which was published on August 22, 2018.

Sincerely,

Bezeq The Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.